

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2020

Enrique N. Mayor-Mora
Senior Vice President and Chief Financial Officer
Carmax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, Virginia 23238

      Re: Carmax, Inc.
         Form 10-K for the Year Ended February 29, 2020
         Filed April 21, 2020
         File No. 001-31420

Dear Mr. Mayor-Mora:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Trade & Services